FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Greco Michel	2. Date of Event Requiring Statement Month/Day/Year 02/03/03	4. Issuer Name and Ticker or Trading Symbol VaxGen, Inc. (VXGN)
(Last) (First) (Middle) 1000 Marina Boulevard Suite 200	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer Other (give title below) (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Brisbane, CA 94005			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
No securities owned	0
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
No derivative securities owned
Explanation of Responses:
By: /s/ Carter A. Lee **Signature of Reporting Person	02/10/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SPECIAL POWER OF ATTORNEY
1. Appointment of Attorney in Fact.  I, Michel Greco, designate LANCE K. GORDON, DONALD P. FRANCIS and CARTER A. LEE, and each of them, as my attorney in fact to execute any and all Forms 3,
        Forms 4 or Forms 5 as required pursuant to Section 16 of the Securities Exchange Act of 1934,
        as amended, and to file the same with the Securities and Exchange Commission.
2. Effectiveness.  This Power of Attorney shall become effective immediately.
3. Duration.  This Power of Attorney becomes effective as provided in Section 2 and shall remain in effect until revoked or terminated as provided in Section 4 or 5, notwithstanding my incapacity or disability, or any uncertainty as to whether I am dead or alive.
4. Revocation.  This Power of Attorney may be revoked, suspended, or terminated by written notice from me to my attorney in fact.
5. Termination.
(a) By Guardian.  If appointed, a guardian of my estate may, with court approval, revoke, suspend, or terminate this Power of Attorney.
(b) By Death of Principal.  My death shall revoke this Power of Attorney upon actual knowledge or receipt of written notice thereof by the attorney in fact.
(c) By Expiration.  This Power of Attorney shall terminate at midnight, December 31, 2003.
The termination of this Power of Attorney shall not affect acts lawfully taken hereunder during the period of its effectiveness.
6. Reliance.  Any person dealing with the attorney in fact shall be entitled to rely upon this Power of
        Attorney so long as the person with whom the attorney in fact was dealing, at the time of any act taken pursuant to this Power of Attorney, had neither actual knowledge nor written notice of any revocation, suspension or termination of this Power of Attorney.  Any action so taken, unless otherwise invalid or unenforceable, shall be binding on me and my heirs, devisees, legatees or personal representatives.
7. Applicable Law.  The internal law of the State of California shall govern this Power of Attorney.

         /s/  Michel Greco             02/06/03
                 (Signature)                (Date)

                 Michel Greco
                 (Print Name)